UMH PROPERTIES, INC.

Juniper Business Plaza

3499 Route 9 North, Suite 3-C

Freehold, NJ  07728

(732) 577-9997

Fax:  (732) 577-9980

November 16, 2012

Mr. Isaac Esquivel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Esquivel:

We are writing in response to your letter dated November 5, 2012 with respect to the Company’s Form 10-K for the period ended December 31, 2011, filed March 16, 2012, and Form 10-Q for the period ended June 30, 2012 filed August 8, 2012, File No. 001-12690.  Our responses to your comments are as follows:

Form 10-K for the Year Ended December 31, 2011

Item 6 - Selected Financial Data, page 26

1.

We note that your non-GAAP measure “funds from operations” includes an adjustment for preferred dividends, which appears to be inconsistent with NAREIT’s definition of FFO. Please revise in future filings to rename your non-GAAP measure (e.g., FFO available to common shareholders), and to reconcile net income (loss) to FFO as defined by NAREIT and FFO to your adjusted measure. Please provide us with your proposed disclosure.

RESPONSE:

In future filings, UMH Properties, Inc. (UMH or the Company) will revise and rename our non-GAAP measure from FFO to FFO Attributable to Common Shareholders.  The reconciliation will conform to the NAREIT definition and will be as follows:

Net Income Attributable to Common Shareholders

Add: Depreciation Expense
Add: Loss (Gain) on Sales of Depreciable Assets

FFO Attributable to Common Shareholders

A NYSE Company: Symbol – UMH

since 1968

Off-Balance Sheet Arrangements and Contractual Obligations, page 35

2.

In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

RESPONSE:

In future filings, UMH will revise our tabular presentation of contractual obligations to include our interest commitments under our mortgage loans.

Consolidated Statements of Income, page 68

3.

Please revise in future filings to include amortization of financing costs in interest expense or tell us how you determined this was an operating expense.

RESPONSE:

In future filings, UMH will include amortization of financing costs as a separate item under Other Income (Expense) in our Consolidated Statements of Income.

Form 10-Q for the Period Ended June 30, 2012

Note 3 – Investment Property and Equipment, page 12

4.

Please tell us how you determined it was appropriate to recognize the $499,471 received as other income upon signing of the oil and gas lease, and cite the authoritative literature upon which you relied.

RESPONSE:

On May 23, 2012, the Company entered into an Oil and Gas Lease at one of our communities, whereby the Company will receive a 20% royalty on any oil and gas produced.  As an incentive to sign this lease, the Company received a single bonus payment of $499,471.  ASC 605.10.25-1 states that the recognition of revenue and gains involves consideration of two factors – being realized or realizable and being earned.  The bonus payment has been realized as the amount has been received.  Paragraph 83(b) of FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, states that revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.  Since the bonus payment represented an incentive to sign a lease, the Company completed its obligation, i.e. signed the lease, and therefore has earned the revenue.  This bonus payment is not

A NYSE Company: Symbol – UMH

since 1968

part of the lease.  The entire bonus payment is not refundable and the Company has no further obligation relating to this payment.

Management acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me at 732-577-4033.

Very truly yours,

/s/ ANNA T. CHEW
ANNA T. CHEW
Vice President and Chief Financial Officer

cc:	Jonathan Wiggins SEC Division of Corporation Finance Henry Freire PKF O’Connor Davies

A NYSE Company: Symbol – UMH

since 1968